Securitas EDGAR Filings, Inc.

 4115 Taylorsville Rd.

Louisville, KY 40220

March 30, 2011

H. Christopher Owings

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20548

Re:

Securitas Edgar Filings, Inc. File No. 333-137624

Registration Statement on Form S-1/A

Filed March 18, 2011

Dear Mr. Owings,

On behalf of Securitas Edgar Filings, Inc. (“Securitas”, “SEF”, or “Company”), we hereby submit the Company’s responses to the comments the Securities and Exchange Commission (“SEC”, or “Commission”) set forth in a letter dated March 29, 2011.

For the convenience of your review, each comment is included and is followed by the corresponding response of the Company.  References in this letter to “we”, “us” and “our” refer to the Company unless the context indicated otherwise.

Dilution, page 15

1.

Please amend to update your dilution calculations through December 31, 2010.  In this regard, it appears your net tangible book value after the offering is approximately $13,031 as of December 31.

We appreciate this comment and have revised our net tangible book value at December 31, 2010 to properly reflect $13,031.  In light of this change, we have also revised our disclosure to reflect that the net tangible book value amount represents an immediate increase of $0.003 per share to existing shareholders and immediate dilution of $0.049 per share, or 98%, to the new investors.  The per share dilution table appearing at the top of page 16 was also revised to reflect the appropriate amounts due to the change in the net tangible book value amount.

Executive Compensation, page 33

2.

Please update the executive compensation table for the fiscal year 2010.

We note this comment and have updated the executive compensation table on page 33 for the fiscal year 2010.

Exhibits

3.

We note that an extended period of time has passed since you last filed an auditor’s consent and a legal opinion. Please file an updated auditor’s consent and legal opinion with your next amendment.

We note this comment and have filed an updated auditor’s consent letter on Exhibit 23.1.  In response to this comment we have also filed an updated legal opinion on Exhibit 5.1 and updated legal consent letter on Exhibit 23.2.

Further, in response to this comment, the incorporation by reference footnotes for Exhibit 5.1, Exhibit 23.1 and Exhibit 23.2 have been removed from this amended filing.

If you would like to discuss any of the responses to the comments or is you would like to discuss any other mattes, please contact Robert Diener at (310) 396-1691.

Sincerely,

/s/ Jeremy Pearman

_______________

Jeremy Pearman